UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-7657

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMERICAN EXPRESS COMPANY

200 Vesey Street

New York, New York 10285

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

*

Other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable or not required.

Report of Independent Registered Public Accounting Firm

To the Administrator of the

American Express Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the American Express Retirement Savings Plan (the “Plan”) at December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota

June 26, 2015

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

as of December 31, 2014 and 2013

(Thousands)	2014	2013
Assets
Investments, at fair value:
Money market funds	$47,081	$47,518
Common stocks	2,134,446	2,189,134
Fixed income securities	—	662
Common/collective trusts	771,819	708,774
Mutual funds	1,115,420	1,090,952
Stable Value Fund	600,435	653,115

Total investments, at fair value	4,669,201	4,690,155

Due from brokers	6,440	1,720
Cash (non-interest bearing)	902	5,847
Receivables:
Notes receivable from participants	85,599	102,157
Investment income accrued	1,236	1,238
Employer contributions:
Profit sharing	56,278	58,778
Other than profit sharing	25,092	27,748

Total Assets	4,844,748	4,887,643

Liabilities
Accrued expenses	2,910	2,931
Due to brokers	18,764	41,459

Total Liabilities	21,674	44,390

Net assets reflecting investments at fair value	4,823,074	4,843,253

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,510)	(3,898)

Net assets available for benefits	$4,818,564	$4,839,355

See accompanying notes to the financial statements.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

for the Year Ended December 31, 2014

(Thousands)	2014
Contributions
Employer
Profit sharing	$56,305
Other than profit sharing	121,199
Employee	153,495
Rollovers	11,228

Total contributions	342,227

Investment income
Net appreciation of investments	161,093
Interest and dividends	75,914
Other income	790

Total investment income	237,797

Interest on notes receivable from participants	3,690

Total additions to net assets	583,714

Withdrawal payments	(592,800)
Administrative expenses	(11,705)

Total deductions to net assets	(604,505)

Net decrease in net assets available for benefits	(20,791)

Net assets available for benefits at beginning of year	4,839,355

Net assets available for benefits at end of year	$4,818,564

See accompanying notes to the financial statements.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

1.	Description of the Plan

General

The American Express Retirement Savings Plan (the “Plan”), which became effective June 11, 1973, is a defined contribution pension plan. Under the terms of the Plan, regular full-time and certain part-time employees of American Express Company and its participating subsidiaries (the “Company”) can make elective contributions to the Plan beginning as soon as practicable after their date of hire and are eligible to receive Company contributions, if any, upon completion of six months of service.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following is not a comprehensive description of the Plan, and therefore does not include all situations and limitations covered by the Plan. The Plan Document should be referred to for more complete information. In the event of a conflict between the following description and the Plan Document, the Plan Document shall control.

Administration

Wells Fargo Bank, N.A. is the Trustee and Recordkeeper for the Plan. The Plan is administered by the Company’s Employee Benefits Administration Committee (“EBAC”) and the Company’s Retirement Savings Plan Investment Committee (“RSPIC”). The Plan Document requires that the American Express Company Stock Fund be offered as an investment option, subject to compliance with ERISA. RSPIC has the power to select the other investment options available under the Plan and the manner in which these investment options are invested. Subject to Plan limits, RSPIC also has the power to appoint investment managers to make investment decisions. Under the terms of the Plan Document, the members of EBAC and RSPIC are appointed by the Company’s Vice President, Global Benefits.

Compensation

The participant compensation (commonly referred to as “Total Pay”) that is used in the calculation of Plan contributions generally includes an employee’s base pay plus overtime, shift differentials, and most commissions and incentives. For participants above certain salary grades, as defined by the Plan, Total Pay does not include any incentive pay which, in the aggregate, is in excess of one times their base salary when calculating Company contributions.

For purposes of the Plan, compensation is limited to a participant’s regular cash remuneration up to a maximum of $260,000 and $255,000 in 2014 and 2013, respectively, before tax deductions and certain other withholdings.

Contributions

The Plan currently provides for the following contributions:

Elective Contributions

Each pay period, participants may make Before-Tax Contributions, Roth Contributions, and/or After-Tax Contributions up to 10% of eligible compensation, or a combination thereof, not to exceed 80% of their Total Pay, to the Plan through payroll deductions. Roth Contributions are a special type of after-tax contribution and are subject to most of the same rules as Before-Tax Contributions. The Internal Revenue Code of 1986, as amended (the “Code”) imposes a limitation that is adjusted annually for cost of living increases on participants’ pre-tax and Roth contributions to plans which are qualified under Code Section 401(k) and other specified tax favored plans. For both 2014 and 2013, this limit was $17,500 for participants under age 50 and $23,000 for participants age 50 or older. The Plan complied with non-discrimination requirements under the Code during 2014 and 2013 by utilizing the safe harbor design for deferrals and matching contributions in accordance with Sections 401(k)(12) and 401(m)(11) of the Code.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Company Matching Contributions

The Company matches 100% of a participant’s Before-Tax Contributions and/or Roth Contributions up to 5% of Total Pay after a participant’s completion of six months of service.

Profit Sharing Contributions

Upon a participant’s completion of six months of service, additional Company contributions up to 5% of a participant’s Total Pay may be made annually at the Company’s discretion which can be based, in part, on the Company’s performance. Participants must be employed on the last working day of the Plan year (or be disabled under the terms of the Plan) to be eligible for any Profit Sharing Contributions made for that Plan year. Profit Sharing Contributions to eligible participants are made regardless of whether the eligible participant contributes to the Plan. Profit Sharing Contributions comprised 3.00% of participants’ Total Pay in 2014. In 2013, Profit Sharing Contributions were equal to 3.00% of Total Pay for employees other than eligible Global Business Travel participants and 1.75% of Total Pay for eligible Global Business Travel participants. As of June 30, 2014, the Company completed the transaction to create a joint venture for its Global Business Travel division with an unaffiliated party. As a result, the Company no longer employs any Global Business Travel plan participants, and no Retirement Savings Plan (“RSP”) Profit Sharing Contributions were made to these participants for 2014.

Qualified Non-Elective Contributions

The Company may make Qualified Non-Elective Contributions (“QNEC”). A QNEC is a discretionary, fully vested contribution. The Company may designate all or part of a Company profit sharing contribution as a QNEC. Alternatively, the Company may, in its sole discretion, make an additional contribution designated as a QNEC. Any QNECs are fully vested when made and distributable only under circumstances that permit distributions of Before-Tax Contributions or Roth Contributions (excluding hardship withdrawals). QNECs may be allocated as a uniform percentage of eligible compensation for designated employees and may be restricted to only such employees employed on the last day of the Plan year. Alternatively, the Company may direct that QNECs be allocated among specifically designated non-highly compensated employees in varying percentages of compensation as permitted by law.

Conversion Contributions

For eligible employees on the Company’s United States payroll or on unpaid leave of absence on July 1, 2007 and who generally commenced service prior to April 1, 2007, the Company makes Conversion Contributions equal to a percentage of compensation. The amount of the participant’s Conversion Contributions is based on his/her projected attained age plus completed years of service with the Company as of December 31, 2008 and varies depending on the division of employment. Conversion Contributions range from 0-8% of Total Pay.

Disability Contributions

Certain qualifying participants who become disabled, as defined by the Plan Document, are eligible to receive contributions similar to Company Conversion, Profit Sharing and/or Matching Contributions.

Transfer of Account Balances

A participant’s account balance may be transferred among the Plan’s investment options upon receipt of instructions from the participant. Account balances may be allocated among the Plan’s investment options on a daily basis.

Participant Rollovers

A rollover contribution is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan. Rollovers are accepted into the Plan, but are not subject to Company contributions. The Plan also allows in-Plan Roth conversion rollovers.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Vesting

Participants are immediately vested in their elective Before-Tax, Roth and After-Tax Contributions and rollovers, if any, as well as the investment earnings on the foregoing. Other contributions become vested as set forth below:

Company Matching Contributions

Company Matching Contributions and investment earnings thereon are immediately 100% vested.

Profit Sharing Contributions

Currently, Profit Sharing Contributions and investment earnings thereon are 100% vested after the earlier of three years of service or, if still employed by the Company or an affiliate, at or after attainment of age 65, disability or death. Profit Sharing Contributions for Global Business Travel participants, whose employment was terminated as a result of the divestiture of the Global Business Travel division and who became employees of the related joint venture, were fully vested as of June 30, 2014.

Qualified Non-Elective Contributions

QNECs are immediately 100% vested and investment earnings thereon are immediately 100% vested.

Conversion Contributions

Conversion Contributions and investment earnings thereon are 100% vested after the earlier of three years of service or, if still employed by the Company or an affiliate, at or after attainment of age 65, disability or death.

Disability Contributions

Disability Contributions are always 100% vested as soon as they are deposited into the Plan.

Forfeitures

Forfeitures of terminated participants’ non-vested accounts, as well as amounts attributable to outstanding checks not cashed within 180 days with respect to which the payee cannot be located, are used to pay Plan expenses or to reduce future Company contributions. Amounts attributable to uncashed checks may, in accordance with EBAC’s direction, be allocated wholly or partly to a reserve to cover future claims for these benefits or be treated in accordance with the normal rules for forfeitures under the IRS guidance. Forfeited non-vested balances were $1.5 million and $1.3 million as of December 31, 2014 and 2013, respectively. Accrued 2014 Profit Sharing Contributions made to the Plan in March 2015 were reduced by $1.5 million from forfeited account balances.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and Plan assets will be distributed in accordance with the Plan Document.

Notes Receivable from Participants

Notes receivable from participants (loans) are carried at their unpaid principal balance plus any accrued but unpaid interest. Participants are allowed to apply for a loan from the Plan for a minimum amount of $500 up to the lesser of $50,000 or 50% of their vested balance, subject to certain restrictions set forth in the Plan and the Code. General purpose loans are limited to terms of 59 months. Loans to purchase a principal residence have a maximum term of 359 months. Loan repayment amounts, including principal and interest, are deducted each pay period and allocated to participants’ investment accounts in accordance with the election in effect for new contributions at the time of repayment. Terminated participants who have an outstanding loan may default and not repay the loan, subject to income tax regulations, or make arrangements with the Recordkeeper to pay the loan off in full, or make installment payments.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Loans are collateralized by the participant’s remaining vested account balance and the interest rate is fixed for the life of the loan. Effective September 1, 2012, the interest rate determination is based on the prime rate (as reported in the Wall Street Journal on the last business day of the month prior to the month in which the loan is issued) plus one percentage point. In the event of a loan default, EBAC may direct the Trustee to treat the outstanding loan balance as an early withdrawal of funds from the Plan, thereby subjecting the participant to income tax plus any penalties imposed by the Code based on the loan balance. Loans outstanding to participants at December 31, 2014, carried interest rates varying from 3.25% to 9.50% and will mature at various dates through October 2044.

Tax Deferrals

As long as the Plan remains qualified and the related Trust (the “Trust”) remains tax exempt, amounts invested in the Plan through Before-Tax Contributions and Company contributions and rollovers, as well as the investment earnings on such amounts, are not subject to federal income tax until distributed to the participant. After-Tax Contributions are taxed when contributed, with earnings taxed upon distribution. Roth Contributions are taxed when contributed, and earnings on Roth Contributions and rolled-in Roth amounts qualify for tax-free distribution if a participant (i) reaches age 59-1/2, dies or becomes disabled (as defined by federal law) and (ii) has a Roth Contribution account with the Plan (or another plan from which a direct rollover of Roth contributions is received) for at least five taxable years. If those conditions are not met, earnings on Roth Contributions are taxed when distributed.

Distributions and Withdrawals

Upon termination of employment due to disability, death or retirement at or after attainment of the Plan’s normal retirement age (65), participants or their beneficiaries are fully vested and eligible to receive a distribution of the full value of their accounts. If employment ends for other reasons, participants are eligible to receive a distribution of their vested account balance. When employment ends, participants (or their beneficiaries) may elect to receive their vested balance as a lump sum cash amount, American Express Company common shares, if applicable, shares of any investment available through the Self-Directed Brokerage Account (“SDA”), if applicable, or a combination of cash and shares. If the account balance is greater than $1,000, a participant may elect to defer distribution until April 1st of the year following the year in which the participant attains age 70-1/2. If the account balance is $1,000 or less, a distribution will be made in a lump sum following the end of employment. Participants may request a withdrawal of all or a portion of their vested account balance subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code. Distributions and withdrawals are recorded when paid. Distributions may be rolled over to a qualified Individual Retirement Account (“IRA”) or other qualified employer retirement plan, if that plan allows rollovers.

As of June 30, 2014, the Company completed the transaction to create a joint venture for its Global Business Travel division, with an unaffiliated party. After the close of the transaction, affected participants had the option to rollover their account balances to a new 401(k) plan or exercise other distribution/rollover options. However, they were not required to do so, as long as their account balances exceeded the Plan’s $1,000 cash-out threshold. Participants with loans were given a one-time opportunity to rollover their account balances to their new 401(k) plan in order to continue their loan payments without interruption. Approximately $107 million was distributed from the Plan in connection with the Global Business Travel joint venture and is included within withdrawal payments on the Statement of Changes in Net Assets Available for Benefits.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Expenses

The Company, in its discretion, may pay certain administrative expenses, with any expenses not paid by the Company being charged to the Plan. Expenses related to separately managed investment funds, such as investment management fees, brokerage commissions, stock transfer, or other taxes and charges incurred in the purchase or sale of investments, are generally paid out of the applicable investment funds, and are included in the Statement of Changes in Net Assets Available for Benefits. Fees, commissions, and other charges and administrative expenses that are attributable to the investment funds as a whole are generally paid from the Plan. All such expenses that are paid by the Plan are included within the administrative expenses on the Statement of Changes in Net Assets Available for Benefits. The expenses reported on the Statement of Changes in Net Assets Available for Benefits do not include fees and expenses incurred indirectly by the Plan from the underlying mutual funds and collective trusts in which the Plan may invest. Additional expenses are associated with the SDA and participants electing to invest through the SDA are charged directly for these fees through their SDA. The Plan does not pay any fees or expenses associated with the SDA.

An investment fund used by the Plan as a liquidity investment for certain limited purposes pays an insignificant amount to the Plan’s recordkeeper for specified administrative services. These payments are made from the investment fund’s assets rather than from the Plan directly. The payments are not material.

2.	Summary of Significant Accounting Policies

Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Accounting estimates are an integral part of the financial statements. These estimates are based, in part, on management’s assumptions concerning future events. Among the more significant assumptions are those that relate to fair value measurements. These accounting estimates reflect the best judgment of management, but actual results could differ.

Investment Valuation and Income Recognition

Investments are reported at fair value. Investments traded on securities exchanges, including common stocks, preferred stocks and corporate debt instruments, are valued at the year-end closing market prices or, in the absence of a closing price, the last reported trade price at the financial statement date. U.S. Government and agency securities, municipal bonds and foreign bonds, are valued at closing bid quotations at the financial statement date or the last available date that the security was traded. When quoted prices of identical investment securities in active markets are not available, the fair values for the Plan’s fixed income securities are obtained primarily from pricing services engaged by the Plan’s Trustee, and the Plan receives one price for each security.

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. As required by the Plan, all dividend and interest income is reinvested into the same investment funds in which the dividends and interest income arose with the exception of the American Express Company Stock Fund, which is an Employee Stock Ownership Plan (“ESOP”). The ESOP holds shares of American Express Company stock on behalf of participants. Dividends are automatically reinvested in the American Express Company Stock Fund, unless participants elect that the dividends paid with respect to their interest in the fund be distributed in cash in the form of withdrawal payments.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Subsequent Events

The Plan has evaluated subsequent events for potential recognition and disclosure through the date the financial statements were issued. The Plan has terminated an investment manager for The Diversified Bond Fund and appointed new investment managers in 2015. There was no suspension of participant transactions as a result of this transition.

Recently Issued Accounting Standards

Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) was issued on May 1, 2015. The guidance eliminates the requirement for the Plan to categorize investments using the Net Asset Value practical expedient in the fair value hierarchy table; however, the fair value of these investments must still be disclosed separately. The standard, which is to be retrospectively applied, will be effective for the Plan on October 1, 2017; however, early adoption is permitted. The standard may impact the Plan’s disclosures around investments using the Net Asset Value practical expedient, but will not have an impact on its Statements of Net Assets Available for Benefits or Statement of Changes in Net Assets Available for Benefits.

3.	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date, based on the Plan’s principal or, in the absence of a principal, most advantageous market for the specific asset or liability.

GAAP provides for a three-level hierarchy of inputs to valuation techniques used to measure fair value, defined as follows:

•	Level 1 – Inputs that are quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan can access.

•

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability, including:

–	Quoted prices for similar assets or liabilities in active markets;

–	Quoted prices for identical or similar assets or liabilities in markets that are not active;

–	Inputs other than quoted prices that are observable for the asset or liability; and

–	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 – Inputs that are unobservable and reflect the Plan’s own assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances (e.g., internally derived assumptions surrounding the timing and amount of expected cash flows).

The Plan monitors the market conditions and evaluates the fair value hierarchy levels at least annually. For any transfers in and out of the levels of the fair value hierarchy, the Plan elects to disclose the fair value measurement at the beginning of the reporting period during which the transfer occurred.

The Plan, in partnership with a third-party, corroborates the prices provided by its Trustee’s pricing services to test their reasonableness by comparing their prices to valuations from different pricing sources as well as comparing prices to the sale prices received from sold securities. In instances where price discrepancies are identified between different pricing sources, the Plan would evaluate such discrepancies to ensure that the prices used for its calculation represent the fair value of the underlying investment securities.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Financial Assets Carried at Fair Value

Financial assets disclosed in the tables below represent two types of assets. Assets held in funds (either mutual funds or common/collective trusts) are disclosed in the table according to the appropriate fund category (the underlying securities of those funds are not disclosed separately). Assets held in separate accounts (which are wholly owned by the Plan) are disclosed according to the appropriate category of the individual securities of those separately managed accounts; these individual securities include common stocks, fixed income securities, mutual funds, and common/collective trusts. Because of this, the classification of financial assets in the table does not correspond to the classification of the investment options available to Plan participants.

The following table summarizes the Plan’s financial assets measured at fair value on a recurring basis, categorized by GAAP’s valuation hierarchy (as described above), as of December 31, 2014:

Description (Thousands)	Total	Level 1	Level 2	Level 3
Money market funds	$47,081	$47,081	$—	$—
Common stocks	2,134,446	2,134,446	—	—
Common/collective trusts
Bond funds	169,956	—	169,956	—
Domestic equity funds	601,863	—	601,863	—
Mutual funds
Fixed income funds	373,084	373,084	—	—
Domestic equity funds	167,085	167,085	—	—
International equity funds	575,251	575,251	—	—
Stable Value Fund
Common/collective trusts	249,619	141,574	108,045	—
Fixed income funds	284,038		284,038	—
Pooled separate accounts	66,618	—	66,618	—
Wrap agreements	160	—	—	160

Total	$4,669,201	$3,438,521	$1,230,520	$160

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

The following table summarizes the Plan’s financial assets measured at fair value on a recurring basis, categorized by GAAP’s valuation hierarchy (as described above), as of December 31, 2013:

Description (Thousands)	Total	Level 1	Level 2	Level 3
Money market funds	$47,518	$47,518	$—	$—
Common stocks	2,189,134	2,189,134	—	—
Fixed income securities	662	—	662	—
Common/collective trusts
Bond funds	163,449	—	163,449	—
Domestic equity funds	545,325	—	545,325	—
Mutual funds
Fixed income funds	322,077	322,077	—	—
Domestic equity funds	193,855	193,855	—	—
International equity funds	575,020	575,020	—	—
Stable Value Fund
Common/collective trusts	244,481	—	244,481	—
Fixed income funds	342,589	—	342,589	—
Pooled separate accounts	65,895	—	65,895	—
Wrap agreements	150	—	—	150

Total	$4,690,155	$3,327,604	$1,362,401	$150

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 financial instruments for the years ended December 31, 2014 and 2013:

(Thousands)	2014	2013
Balance, beginning of year	$150	$170
Net realized/unrealized appreciation (depreciation)	10	(20)

Balance, end of year	$160	$150

Unrealized gains (losses) included in changes in fair value above are reported in the net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits. There were no transfers in and/or out of the Plan’s Level 3 assets for the years ended December 31, 2014 and 2013.

Valuation Techniques Used in the Fair Value Measurement of Financial Assets Carried at Fair Value

For the financial assets measured at fair value on a recurring basis (categorized in the valuation hierarchy table above), the Plan applies the following valuation techniques:

•	Money market funds are valued by the net asset value (the “NAV”), which represents the exit price.

•

Investments in American Express Company common stock, other stock and active publicly traded equity securities are valued at the official closing price of U.S. public exchanges or, if there is no official closing price that day, at the last reported trade price at the financial statement date. These investments are classified in Level 1 of the fair value hierarchy.

•

Mutual funds held within the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission under the Investment Company Act of 1940. These investments are required to make publicly available the daily NAV of the fund and to transact at this price. Hence, open-end mutual funds transact at quoted prices. In addition, the mutual funds held by the Plan are actively traded. These investments are classified within Level 1 of the fair value hierarchy.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

•

Common/collective trusts are investment funds formed by the pooling of investments by institutional investors, such as a group of not necessarily affiliated pension or retirement plans, typically with the intention of achieving cost savings over similar investment options such as mutual funds. Common/collective trusts are similar to mutual funds, with a named investment manager and documented investment objective. These investments, however, are non-registered with the SEC (unlike mutual funds, which are registered) and participation is not open to the public. The NAV is measured by the custodian or investment manager as of the close of regular daily trading. These investments are classified within Level 2 of the fair value hierarchy. When measuring the fair value of such funds, the NAV, as provided by the fund sponsor, is corroborated with observable inputs provided by pricing services for the securities. In certain instances, NAVs may require adjustments to more appropriately reflect the fair value. No adjustments to NAVs were required.

When quoted prices of identical investment securities in active markets are not available, the fair values for the Plan’s fixed income securities are obtained primarily from pricing services engaged by the Plan’s Trustee, and the Plan receives one price for each security. The fair values provided by the pricing service are estimated using pricing models, where the inputs to those models are based on observable market inputs or recent trades of similar securities. The inputs to the valuation techniques applied by the pricing service vary depending on the type of security being priced but are typically benchmark yields, benchmark security prices, credit spreads, prepayment speeds, reported trades, and broker-dealer quotes, all with reasonable levels of transparency. The pricing service did not apply any adjustments to the pricing models used. In addition, the Plan did not apply any adjustments to the prices received from the pricing services. The Plan reaffirms its understanding of the valuation techniques used by its pricing services at least annually.

Fully benefit-responsive investment contracts are valued at fair value within Level 2 of the fair value hierarchy, with an adjustment for contract value on the Statement of Net Assets Available for Benefits. Contract value represents the face amount of the contract plus interest at the contract rate. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and the investment contract. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. Fair value for synthetic contracts is estimated based on the quoted market prices of the underlying fixed income securities. Wrap agreements are purchased to protect against the loss of value on the underlying fixed income securities. The wrap agreements are valued using a market approach methodology, which incorporates the difference between current market rates for agreement level wrap fees and the current wrap fee associated with the agreement. The adjustment to contract value represents the remaining difference between the combined fair value of underlying fixed income securities and the wrap agreements, versus the wrap agreement value. These wrap agreements are classified within Level 3 of the fair value hierarchy. The weighted average crediting rates on the book value wrap contracts were 1.35% and 1.51% at December 31, 2014 and 2013, respectively. The average yield on the book value wrap contracts was 1.39% for 2014 compared to 1.77% for 2013.

The fair values of these financial instruments are estimates based upon the market conditions and perceived risks as of December 31, 2014 and 2013, and require management judgment. The Plan’s valuation techniques used to measure the fair value of its investments may produce fair values that may not be indicative of a future sale, or reflective of future fair values. The use of different techniques to determine the fair value of these types of investments could result in different estimates of fair value at the reporting date.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

4.	Investments

The investment options available to participants include nine core investment options (the “Core Investment Options”), of which five are actively managed and four are passively managed. In addition, target date funds (the “Retirement Funds”) that invest in a mix of the actively managed Core Investment Options based on target retirement dates are also available. Additional investment options include an SDA and the American Express Company Stock Fund. A participant may currently elect to invest contributions in any combination of investment options in increments of 1% and change investment elections for future contributions on any business day the New York Stock Exchange is open. Participants are only able to allocate 10% of their future contributions to the American Express Company Stock Fund, and transfers of balances from other investment options into the American Express Company Stock Fund are only permitted to the extent the participant’s investment in the American Express Company Stock Fund after the transfer does not exceed 10% of the participant’s overall Plan balance. Special rules and restrictions may apply to the SDA.

A brief description of the investment options available to participants at December 31, 2014, is set forth below:

Core Investment Options

RSPIC has created five actively managed Core Investment Options to provide diversified and actively managed options to participants. Four of these actively managed Core Investment Options (The Diversified Bond Fund, The U.S. Large-Cap Equity Fund, The U.S. Small/Mid-Cap Equity Fund, and The International Equity Fund) represent a broad asset class (e.g., U.S. Large-Cap Equity, U.S. Small/Mid-Cap Equity, Bonds, etc.) using several active managers within each Fund. These actively managed Core Investment Options seek to outperform a broad market index by buying and selling a limited number of investments (stocks, bonds, or other investments) using their investment management skills.

The actively managed Stable Value Fund invests in diversified pools of U.S. government and agency fixed income securities together with book value wrap agreements issued by creditworthy insurance companies or banks with the objective to protect a participant’s original investment while offering a competitive rate of interest with minimum risk.

RSPIC has also created four passively-managed Core Investment Options: The Diversified Bond Index Fund, The U.S. Large-Cap Equity Index Fund, The U.S. Small/Mid-Cap Equity Index Fund, and The International Equity Index Fund, which currently use a single index fund as the underlying investment in each Fund. The passively-managed Core Investment Options seek to mirror the investments and track the performance of a broad market index that includes hundreds or thousands of stocks or bonds.

Self-Directed Accounts

The SDA gives participants the opportunity to invest in a wide variety of mutual funds in addition to the specific investment options mentioned above. Participants may request a Prospectus for any of the funds available through the SDA.

American Express Company Stock Fund

The Plan Document requires that this Fund be offered as an investment option under the Plan, subject to compliance with ERISA. The American Express Company Stock Fund is an ESOP. This Fund invests primarily in American Express Company common shares and holds a small amount of cash or other short-term cash equivalents to meet requests for investment transfers, withdrawals, and distributions. Participants have full voting rights for the common shares underlying the units that are allocated to the American Express Company Stock Fund.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

A full, detailed description of the Plan’s investment options, and associated terms and conditions, is available to all participants.

Additional Investment Details

As of December 31, 2014 and 2013, individual securities within the Core Investment Options, the SDA and the American Express Company Stock Fund with a fair value representing 5% or more of the Plan’s net assets were as follows:

Description (Thousands)	2014	2013
American Express Company common stock	$755,013	$816,673
Vanguard Employee Benefit Index Fund #528	601,863	545,325
PIMCO Total Return Fund	317,785	298,186

There were no other individual securities held within the Core Investment Funds, the SDA, or the American Express Company Stock Fund that exceeded 5% of the Plan’s net assets as of December 31, 2014 or 2013.

As of December 31, 2014 and 2013, investment options available to participants with a fair value representing 5% or more of the Plan’s net assets were as follows:

Description (Thousands)	2014	2013
The U.S. Large-Cap Equity Fund	$1,383,142	$1,351,245
The Stable Value Fund	600,435	653,115
American Express Company Stock Fund	759,722	823,531
The International Equity Fund	519,223	542,596
The Diversified Bond Fund	487,741	461,635
The U.S. Small/Mid-Cap Equity Fund	486,781	500,362

During 2014, the Plan’s investments (including investments purchased, sold, as well as the change in fair value of assets) appreciated / (depreciated) in fair value as follows:

Description (Thousands)	2014
Common stocks	$108,178
Mutual funds	(32,615)
Common/collective trusts	83,381
Stable Value Fund	2,139
Wrap agreements	10

Net appreciation of investments	$161,093

5.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will continue to occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

6.	Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service (the “IRS”) dated May 16, 2014, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and therefore, the related trust is exempt from taxation. The Plan has been amended in accordance with proposed amendments submitted May 6, 2014 and adopted June 17, 2014, as detailed in the determination letter. Additionally, the Plan has been amended after the period covered by the determination letter. The Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan, as amended, is currently designed and being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as amended, is qualified, the related trust is tax-exempt, and the Plan satisfies the requirements of Section 4975(e)(7) of the Code.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability, or asset, or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, the Plan is no longer subject to examination for tax years prior to 2012, which is the earliest open year for U.S. federal tax purposes.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2014 and 2013:

(Thousands)	2014	2013
Net assets available for benefits per the financial statements	$4,818,564	$4,839,355
Plus: Difference between contract value and fair value of fully-benefit responsive investment contracts	4,510
Less: Loans deemed distributed	(950)	(1,248)

Net assets available for benefits per the Form 5500	$4,822,124	$4,838,107

The following is a reconciliation of net (loss) income per the financial statements to Form 5500 for the year ended December 31, 2014:

(Thousands)	2014
Net (decrease) in net assets available for benefits per the financial statements	$(20,791)
Change in deemed distributions of participant loans	298
Adjustment for difference between contract value and fair value of fully benefit-responsive investment contracts	4,510

Net (loss) per the Form 5500	$(15,983)

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

8.	Related Party Transactions

The Plan holds certain investments in or managed by Wells Fargo Bank, N.A., the Trustee, and its affiliates as well as investments in or managed by contracted investment managers appointed by RSPIC, including Ameriprise Financial, Inc., the Vanguard Group, and Vanguard Fiduciary Trust. Additionally, the Plan holds investments in shares of American Express Company common stock. These transactions qualify as exempt party-in-interest transactions. Notes Receivable from Participants, as discussed in Footnote 1, are also considered exempt party-in-interest transactions.

The following table summarizes the Plan’s investments in exempt-parties-in-interest as of December 31, 2014 and 2013:

(Thousands)

Investments in Parties-in-Interest(a)	2014	2013
American Express Company	$755,013	$816,673
Ameriprise (b)	254,089	244,481
Notes Receivable from Participants	85,599	102,157
Vanguard (c)	756,262	669,409
Wells Fargo Bank, N.A.	40,847	46,715

Balance, end of year	$1,891,810	$1,879,435

(a)	Investments made with parties-in-interest by individuals through SDA’s are not included.
(b)	Includes Columbia and RiverSource Investments.
(c)	Includes the Vanguard Group and Vanguard Fiduciary Trust.

SUPPLEMENTAL SCHEDULE

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)

	American Express Company Stock Fund
	Money Market
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106	4,709	4,709
	Common Stock
*	AMERICAN EXPRESS COMPANY COMMON STOCK	8,115	755,013

	Total American Express Company Stock Fund		759,722

	Self Directed Account
	CASH EQUIVALENTS		13,152
	COMMON STOCK		11,429
	MUTUAL FUNDS		124,013

	Total Self Directed Account		148,594

	Diversified Bond Index Fund
	Mutual Funds

*	VANGUARD TOTAL BOND INDEX FUND I #222	2,904	31,564

	International Equity Index Fund
	Mutual Funds

*	VANGUARD TOTAL INTERNATIONAL INDEX FUND #1869	360	37,435

	U.S. Large Cap Equity Index Fund
	Common/Collective Trusts

*	VANGUARD EMPLOYEE BENEFIT INDEX FUND #528	580	129,164

	U.S. Small/Mid Cap Equity Index Fund
	Mutual Funds

*	VANGUARD EXTENDED MARKET INDEX FUND #856	1,282	85,400

	The Diversified Bond Fund:
	Common/Collective Trusts
	LOOMIS SAYLES CORE FULL BOND FUND	9,662	169,956
	Mutual Funds
	PIMCO TOTAL RETURN FUND-INST #35	29,811	317,785

	Total Diversified Bond Fund		487,741

	The U.S. Large-Cap Equity Fund:
	Common/Collective Trusts
*	VANGUARD EMPLOYEE BENEFIT INDEX FUND #528	2,124	472,699
	Money Market
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106 (SANDS)	4,494	4,494
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106 (TCW)	3,268	3,268
*	WF ADV HERITAGE MM FD-INSTL #3106	2,792	2,792
*	WF ADV HERITAGE MM FD-INSTL #3106	6,576	6,576

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	Common Stock
	ABBVIE INC	37	2,428
	ACE LIMITED	38	4,415
	ACTAVIS PLC	7	1,815
	ACTIVISION BLIZZARD INC	224	4,522
	ADOBE SYS INC	143	10,396
	ALEXION PHARMACEUTICALS INC	50	9,252
	ALEXION PHARMACEUTICALS INC	13	2,368
	ALIBABA GROUP HOLDING LTD	141	14,656
	ALLERGAN INC	14	2,942
	AMAZON COM INC COM	7	2,233
	AMERICAN AIRLS GROUP INC	129	6,891
	AMERICAN TOWER CORP	53	5,279
	AMERICAN TOWER CORP	28	2,783
*	AMERIPRISE FINL INC	34	4,470
	ANTHEM INC	40	5,065
	APACHE CORP	44	2,732
	APPLIED MATERIALS INC	150	3,745
	ARM HOLDINGS PLC - ADR	184	8,519
	ARM HOLDINGS PLC - ADR	67	3,122
	ASML HOLDING NV-NY REG SHS ADR	72	7,764
	ASML HOLDING NV-NY REG SHS ADR	28	3,041
	AT & T INC	76	2,556
	ATHENAHEALTH INC	46	6,702
	ATHENAHEALTH INC	25	3,573
	BAIDU INC ADR	90	20,517
	BANK OF AMERICA CORP	382	6,827
	BANK OF AMERICA CORP	421	7,535
	BERKSHIRE HATHAWAY INC.	45	6,718
	BIOGEN IDEC INC	36	12,220
	BIOMARIN PHARMACEUTICAL INC	85	7,684
	BIOMARIN PHARMACEUTICAL INC	36	3,231
	BOEING CO	65	8,449
	BP PLC - ADR	137	5,210
	BRISTOL MYERS SQUIBB CO	53	3,129
	BROADCOM CORPORATION COM	52	2,251
	CAMERON INTL CORP	52	2,605
	CANADIAN NAT RES LTD	183	5,639
	CATERPILLAR INC	24	2,160
	CELGENE CORP COM	39	4,333
	CERNER CORP COM	134	8,664
	CERNER CORP COM	75	4,862
	CHECK POINT SOFTWARE TECH COM	39	3,072
	CHIPOTLE MEXICAN GRILL INC	19	12,663
	CHIPOTLE MEXICAN GRILL INC	4	2,940

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	CIMAREX ENERGY CO	20	2,088
	CISCO SYSTEMS INC	415	11,532
	CITIGROUP INC.	101	5,473
	CITIGROUP INC.	223	12,045
	COMCAST CORP CLASS A	157	9,105
	CONTINENTAL RESOURCES INC/OK	36	1,381
	COSTCO WHOLESALE CORP	20	2,885
	COVIDIEN PLC	29	2,941
	DELTA AIR LINES INC	135	6,621
	DILLARDS INC CL A	17	2,078
	DOW CHEMICAL CO	51	2,331
	DPS CHINA MOBILE LIMITED ADR	151	8,852
	EASTMAN CHEM CO COM	35	2,678
	ENCANA CORP	58	802
	EQUINIX INC	15	3,388
	EXELON CORPORATION	96	3,545
	EXPRESS SCRIPTS HOLDING CO	53	4,521
	FACEBOOK INC	244	19,037
	FACEBOOK INC	42	3,303
	FASTENAL CO	36	1,734
	FMC TECHNOLOGIES INC	132	6,183
	FORD MOTOR COMPANY	208	3,219
	GENERAC HOLDINGS INC	42	1,969
	GENERAL ELECTRIC CO	311	7,846
	GENERAL ELECTRIC CO	249	6,282
	GENERAL MOTORS CO	281	9,792
	GOLDMAN SACHS GROUP INC	30	5,747
	GOOGLE INC	22	11,409
	GOOGLE INC-CL C	16	8,580
	GOOGLE INC-CL C	10	5,264
	HALLIBURTON CO	151	5,931
	HARTFORD FINANCIAL SERVICES GROUP	99	4,106
	HATTERAS FINANCIAL CORP	243	4,475
	HESS CORP	30	2,207
	HONEYWELL INTERNATIONAL INC	57	5,720
	ILLUMINA INC	19	3,579
	INTERCONTINENTAL EXCHANGE, INC	14	3,070
	JAZZ PHARMACEUTICALS PLC	8	1,277
	JOHNSON CONTROLS INC	106	5,143
	JOY GLOBAL INC	82	3,824
	JPMORGAN CHASE & CO	213	13,317
	LAM RESEARCH CORP COM	38	3,007
	LAS VEGAS SANDS CORP	142	8,259
	LAS VEGAS SANDS CORP	42	2,428
	LENDINGCLUB CORP	94	2,378

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	LIBERTY MEDIA CORP	77	2,680
	LINCOLN NATL CORP IND	65	3,749
	LINKEDIN CORP	70	16,080
	LINKEDIN CORP	15	3,477
	LOUISIANA PAC CORP	195	3,231
	MEAD JOHNSON NUTRITION CO	32	3,265
	MERCK & CO INC NEW	45	2,544
	METLIFE INC	214	11,548
	MICRON TECHNOLOGY INC	144	5,040
	MOHAWK INDS INC COM	15	2,292
	MONSANTO CO NEW	91	10,872
	MONSANTO CO NEW	52	6,236
	MOSAIC CO/THE	51	2,337
	MYLAN LABS INC	43	2,413
	NATIONAL OILWELL INC COM	103	6,750
	NETAPP INC	77	3,177
	NIKE INC CL B	97	9,327
	NORTHERN TRUST CORP	70	4,748
	NPS PHARMACEUTICALS INC	55	1,953
	OCCIDENTAL PETE CORP	88	7,110
	OCCIDENTAL PETE CORP	41	3,297
	OCEANEERING INTL INC	27	1,601
	OMNICOM GROUP	78	6,035
	ORACLE CORPORATION	116	5,214
	OSHKOSH CORPORATION	65	3,143
	OWENS ILL INC COM NEW	65	1,745
	PENTAIR PLC	12	764
	PFIZER INC	222	6,908
	PFIZER INC	185	5,753
	PNC FINANCIAL SERVICES GROUP	60	5,469
	PRECISION CASTPARTS CORP	16	3,961
	QUALCOMM INC	45	3,365
	QUALCOMM INC	53	3,902
	REGENERON PHARMACEUTICALS INC	38	15,590
	RELIANCE STL & ALUM CO COM	72	4,424
	SALESFORCE COM INC	313	18,564
	SALESFORCE COM INC	101	5,975
	SANTANDER CONSUMER USA HOLDING	182	3,559
	SCHLUMBERGER LTD	121	10,335
	SCHLUMBERGER LTD	32	2,771
	SCHLUMBERGER LTD	33	2,801
	SCHWAB CHARLES CORP NEW	282	8,514
	SCHWAB CHARLES CORP NEW	79	2,372
	SEAGATE TECHNOLOGY	62	4,143
	SERVICENOW INC	50	3,420

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	SOUTHWESTERN ENERGY CO COM	209	5,704
	SPLUNK INC	138	8,135
	SPLUNK INC	42	2,448
	STARBUCKS CORP COM	56	4,611
	TEXAS INSTRUMENTS INC	68	3,625
	THE DIRECTV GROUP HOLDINGS CL A COM	51	4,456
	THE PRICELINE GROUP INC.	11	12,884
	THE PRICELINE GROUP INC.	4	4,270
	TIFFANY & CO NEW	26	2,784
	TIME INC	75	1,838
	TOYOTA MOTOR CORPORATION - ADR	92	11,481
	TRIBUNE MEDIA COMPANY CLASS A	77	4,608
	TWENTY FIRST CENTURY FOX INC	227	8,718
	TWO HARBORS INVESTMENT CORP	365	3,656
	UNITEDHEALTH GROUP INC	51	5,135
	VALEANT PHARMACEUTICALS	30	4,265
	VERIZON COMMUNICATIONS	126	5,880
	VIACOM INC NEW	92	6,931
	VIACOM INC NEW	57	4,319
	VISA INC-CLASS A SHRS	98	25,696
	VISA INC-CLASS A SHRS	20	5,178
	VODAFONE GROUP PLC-SP ADR	108	3,673
*	WELLS FARGO & CO	126	6,918
	WESTERN DIGITAL CORP	19	2,148
	WHOLE FOODS MKT INC	162	8,168

	Total U.S. Large-Cap Equity Fund		1,383,142

	The International Equity Fund
	Mutual Funds
	AMERICAN FUNDS EUROPACIFIC GROWTH R6 #2616	4,187	197,166
	DFA EMERGING MARKETS VALUE FUND #5095	3,912	100,726
	DFA INTERNATIONAL SMALL CAP VALUE PORTFOLIO #5066	2,804	52,156
	GMO INTERNATIONAL CORE EQUITY FUND IV	6,042	169,175

	Total International Equity Fund		519,223

	The U.S. Small/Mid-Cap Equity Fund
	Money Market
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106 (TIMES CAP)	3,543	3,543
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106 (WESTWOOD)	4,721	4,721
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106 (WMC)	1,801	1,801
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106 (Integrity)	737	737
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106 (Wells Fargo)	1,288	1,288

	Common Stock
	ACCO BRANDS CORP	92	826

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	ACI WORLDWIDE INC	75	1,515
	ACUITY BRANDS (HOLDING CO) INC RR.	12	1,656
	ADVANCE AUTO PTS INC	10	1,608
	ADVANCE AUTO PTS INC	3	548
	ADVANCE AUTO PTS INC	8	1,228
	ADVISORY BRD CO	34	1,642
	AERCAP HOLDINGS NV	35	1,358
	AFFILIATED MANAGERS GROUP, INC COM	7	1,408
	AK STL HLDG CORP COM	57	337
	ALBANY INTL CORP NEW CL A	27	1,028
	ALEXANDRIA REAL ESTATE EQUITIES	32	2,875
	ALIGN TECHNOLOGY INC	30	1,694
	ALKERMES PLC	30	1,750
	ALLEGHANY CORP DEL NEW	2	1,048
	ALLEGIANT TRAVEL CO	10	1,458
	ALLETE INC	15	845
	ALLISON TRANSMISSION HOLDINGS	40	1,370
	ALLSCRIPTS HEALTHCARE SOLUTIONS INC	54	686
	ALNYLAM PHARMACEUTICALS INC	3	320
	ALNYLAM PHARMACEUTICALS INC	12	1,156
	AMAG PHARMACEUTICALS	15	621
	AMC NETWORKS INC	43	2,761
	AMDOCS LIMITED COM	61	2,832
	AMERICAN EAGLE OUTFITTERS INC NEW	38	533
	AMERICAN FINL GROUP INC OHIO COM	15	886
	AMSURG CORP	13	730
	AMTRUST FINANCIAL SERVICES INC	12	661
	ANN INC	15	549
	APOGEE ENTERPRISES INC	27	1,161
	APOLLO GLOBAL MANAGEMENT LLC	95	2,231
	APTARGROUP INC COM	7	472
	ARCBEST CORP	13	594
	ARCH CAPITAL GROUP LTD	17	977
	ARES CAP CORP	35	548
	ARRIS GROUP INC	79	2,385
	ARROW ELECTRS INC	9	499
	ARTISAN PARTNERS ASSET MANAGEM	31	1,541
	ASBURY AUTOMOTIVE GROUP INC	22	1,632
	ASCENA RETAIL GROUP INC	54	672
	ASCENA RETAIL GROUP INC	28	356
	ASPEN TECHNOLOGY INC COM	48	1,681
	ASSURED GUARANTY LTD USD 1.0	18	471
	ASSURED GUARANTY LTD USD 1.0	25	643
	ATHENAHEALTH INC	10	1,418
	ATMOS ENERGY CORP	9	487

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	AVG TECHNOLOGIES	117	2,308
	AVIS BUDGET GROUP	30	1,957
	AVIS BUDGET GROUP	10	639
	AXALTA COATING SYSTEMS LTD	50	1,293
	B/E AEROSPACE, INC.	24	1,381
	BANCORPSOUTH INC	25	570
	BANKUNITED INC	69	1,987
	BEACON ROOFING SUPPLY INC	43	1,193
	BEACON ROOFING SUPPLY INC	45	1,254
	BELDEN INC	24	1,856
	BIOMARIN PHARMACEUTICAL INC	13	1,192
	BLOOMIN’ BRANDS INC	24	589
	BLUEBIRD BIO INC	6	583
	BOISE CASCADE CO	56	2,092
	BONANZA CREEK ENERGY INC	25	588
	BRIGHT HORIZONS FAMILY SOLUTIO	23	1,077
	BRIGHT HORIZONS FAMILY SOLUTIO	34	1,578
	BRISTOW GROUP INC	5	320
	BROADRIDGE FINANCIAL SOLUTIONS	48	2,221
	BROADRIDGE FINANCIAL SOLUTIONS	52	2,401
	BROOKDALE SR LIVING INC	31	1,137
	BROWN SHOE INC NEW	17	558
	BRUKER CORPORATION	32	624
	BRUNSWICK CORP	10	528
	BRUNSWICK CORP	14	700
	CABELAS INC	10	522
	CARDTRONICS INC	75	2,882
	CARLISLE COS INC	13	1,149
	CARLISLE COS INC	20	1,807
	CARTER HOLDINGS	20	1,753
	CASEYS GEN STORES INC	10	911
	CASEYS GEN STORES INC	5	490
	CATO CORP NEW CL A	26	1,099
	CDW CORP/DE	20	702
	CELLDEX THERAPEUTICS INC	28	503
	CEPHEID	26	1,381
	CEPHEID	28	1,517
	CHARLES RIVER LABORATORIES	22	1,406
	CHARLES RIVER LABORATORIES	10	630
	CIENA CORP USD 0.01	22	433
	CINEMARK HOLDINGS INC	52	1,835
	CLARCOR INC	20	1,353
	CLEAN HARBORS INC	9	415
	CLOUD PEAK ENERGY INC	101	929
	CNO FINANCIAL GROUP INC	39	664

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	COGNEX CORP	38	1,567
	COHERENT INC	10	588
	COLFAX CORPORATION	18	902
	COMERICA INC	23	1,082
	COMERICA INC	17	804
	COMMSCOPE HOLDING CO INC	38	868
	COMMUNITY HEALTH SYSTEMS	20	1,096
	COMMVAULT SYSTEMS INC	15	786
	CONMED CORP	12	558
	CONSTELLATION BRANDS INC	13	1,318
	COOPER COS INC COM NEW	12	1,908
	CORELOGIC INC	38	1,207
	CORNERSTONE ONDEMAND INC	31	1,102
	CORNERSTONE ONDEMAND INC	36	1,254
	CORPORATE EXECUTIVE BOARD CO	31	2,274
	CORRECTIONS CORP OF AMER	19	694
	COSTAR GROUP, INC	17	3,195
	COSTAR GROUP, INC	11	2,043
	CST BRANDS INC	24	1,043
	CUBESMART	17	385
	CUBIC CORP	24	1,257
	D R HORTON INC COM	26	664
	DARDEN RESTAURANTS INC	11	637
	DARLING INGREDIENTS INC	22	392
	DDR CORP	17	312
	DEALERTRACK TECHNOLOGY	31	1,382
	DEAN FOODS CO	60	1,165
	DELEK US HLDGS INC	25	683
	DELTIC TIMBER CORP COM	13	884
	DELUXE CORP	12	733
	DEXCOM INC	21	1,161
	DIAMONDBACK ENERGY INC	12	722
	DIAMONDBACK ENERGY INC	23	1,398
	DIAMONDROCK HOSPITALITY CO	41	611
	DIAMONDROCK HOSPITALITY CO	39	574
	DIAMONDROCK HOSPITALITY CO	29	436
	DICKS SPORTING GOODS INC	36	1,763
	DIEBOLD INC	20	677
	DIGITALGLOBE INC	55	1,703
	DOMINOS PIZZA INC	19	1,786
	DORIAN LPG LTD	40	552
	DORMAN PRODUCTS INC	20	975
	DUKE REALTY CORPORATION	32	653
	EAST WEST BANCORP INC	33	1,266
	EDUCATION REALTY TRUST INC	18	657

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	EHEALTH INC	7	180
	EMCOR GROUP INC COM	10	443
	ENERGIZER HOLDINGS INC	22	2,841
	ENERSYS	8	518
	ENVISION HEALTHCARE HOLDINGS I	41	1,426
	ENVISION HEALTHCARE HOLDINGS I	44	1,520
	EQUIFAX INC	31	2,483
	ERA GROUP INC	25	521
	ESCO TECHNOLOGIES INC	18	662
	ESTERLINE CORP	6	622
	EURONET WORLDWIDE INC.	20	1,099
	EXTENDED STAY AMERICA INC	39	745
	FAIRCHILD SEMICONDUCTR INTERNATIONAL	38	634
	FEI CO COM	14	1,264
	FIDELITY & GUARANTY LIFE	21	505
	FIRST BANCORP PUERTO RICO	122	719
	FIRST FINL BANCORP	91	1,694
	FIRST MIDWEST BANCORP INC DEL	50	850
	FIRST NIAGARA FINL GROUP INC NEW	51	434
	FIVE BELOW INC	31	1,245
	FLEETMATICS GROUP PLC	33	1,167
	FLIR SYS INC COM	37	1,195
	FNF GROUP	14	494
	FOOT LOCKER INC	9	513
	FORRESTER RESEARCH INC COM	21	841
	FORUM ENERGY TECHNOLOGIES INC	54	1,126
	FREDS INC CL A	51	895
	FREESCALE SEMICONDUCTOR LTD	20	497
	FTI CONSULTING INC COM	19	717
	G & K SVCS INC CL A	18	1,289
	GANNETT INC	30	972
	GATX CORP	15	865
	GENERAC HOLDINGS INC	39	1,824
	GENESEE & WYOMING INC-CL A	31	2,743
	GENESEE & WYOMING INC-CL A	5	420
	GENTHERM INC	35	1,280
	GLOBAL PMTS INC W/I	21	1,695
	GOODYEAR TIRE & RUBR CO	20	576
	GRACO INC	13	1,002
	GRACO INC	17	1,361
	GRAND CANYON EDUCATION INC	35	1,633
	GREIF INC-CL A	17	789
	GUIDEWIRE SOFTWARE INC	29	1,482
	GW PHARMACEUTICALS-ADR	5	361
	HAEMONETICS CORP MASS	47	1,751

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	HAEMONETICS CORP MASS	15	570
	HAIN CELESTIAL GROUP INC	8	459
	HANCOCK HOLDING CO	15	450
	HANESBRANDS INC	12	1,339
	HEALTH NET INC	14	762
	HEALTHSOUTH REHABILITATION CORPORAT	9	346
	HEARTWARE INTERNATIONAL INC	12	889
	HELEN OF TROY LIMITED	12	787
	HELIX ENERGY SOLUTIONS INC	18	389
	HENRY JACK & ASSOC INC COM	20	1,243
	HENRY JACK & ASSOC INC COM	46	2,840
	HILL ROM HLDGS	12	563
	HMS HLDGS CORP	75	1,586
	HOMEAWAY INC	24	705
	HOSPIRA INC	37	2,254
	HUBBELL INC CL B	7	791
	HUNTINGTON BANCSHARES INC	82	861
	HURON CONSULTING GROUP INC	29	1,983
	IAC/INTERACTIVECORP	40	2,426
	ICON PLC	11	559
	ICU MED INC COM	14	1,179
	IDEXX CORP	10	1,541
	IHS INC	6	638
	IHS INC	11	1,277
	INLAND REAL ESTATE CORP	105	1,154
	INNOSPEC INC	14	588
	INTEGRA LIFESCIENCES HOLDING	24	1,296
	INTEGRATED DEVICE TECHNOLOGY INC	17	339
	INTERNATIONAL BANCSHARES CRP	34	902
	INTERSIL CORPORATION	32	461
	INVESTMENT TECHNOLOGY GROUP INC NEW	29	596
	IPG PHOTONICS CORP	20	1,528
	J2 GLOBAL INC	46	2,827
	J2 GLOBAL INC	22	1,364
	JACK IN THE BOX, INC.	4	339
	JANUS CAP GROUP INC	31	494
	JARDEN CORP	52	2,486
	JAZZ PHARMACEUTICALS PLC	10	1,596
	JETBLUE AWYS CORP	32	512
	JOY GLOBAL INC	37	1,726
	JOY GLOBAL INC	6	276
	KAISER ALUMINUM CORP	5	331
	KATE SPADE & COMPANY	41	1,309
	KENNAMETAL INC	13	451
	KEYCORP NEW	58	810

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	KITE REALTY GROUP TRUST	20	562
	KLX INC	12	491
	KOPPERS HLDGS INC	21	558
	KRISPY KREME DOUGHNUTS INC	65	1,276
	LA QUINTA HOLDINGS INC	46	1,004
	LA QUINTA HOLDINGS INC	23	503
	LACLEDE GROUP INC	10	550
	LAM RESEARCH CORP COM	6	475
	LANDSTAR SYS INC COM	15	1,073
	LAREDO PETROLEUM, INC.	66	681
	LA-Z-BOY INC	17	462
	LEAR CORP	13	1,275
	LEXINGTON REALTY TRUST	47	518
	LIFE TIME FITNESS INC	21	1,195
	LITHIA MOTORS INC CL A COM	16	1,396
	LITHIA MOTORS INC CL A COM	15	1,271
	LITTELFUSE INC COM	6	557
	LKQ CORP	79	2,228
	LUXFER HOLDINGS PLC-ADR	30	444
	MACK CALI RLTY CORP COM	23	440
	MAGELLAN HEALTH, INC	17	990
	MAKEMYTRIP LTD	40	1,045
	MANITOWOC INC	26	582
	MANPOWERGROUP INC	17	1,186
	MARRIOTT VACATIONS WORLDWIDE C	13	932
	MASTEC INC COM	34	769
	MATRIX SVC CO	15	344
	MATTHEWS INTL CORP	18	879
	MAXIM INTEGRATED PRODS INC	28	899
	MAXIMUS INC	12	649
	MB FINANCIAL BANK	25	814
	MEADWESTVACO CORP	27	1,212
	MEDASSETS INC	25	491
	MEDICAL PPTYS TR INC	26	358
	MEDNAX INC	37	2,420
	MEDNAX INC	16	1,058
	MEMORIAL RESOURCE DEVELOPMEN	36	640
	MEREDITH CORP	31	1,695
	METHANEX CORP	9	394
	MICREL INC COM	44	633
	MID AMERICA APARTMENT COM	9	637
	MILLER HERMAN INC	36	1,065
	MRC GLOBAL INC	52	784
	MUELLER INDS INC	38	1,296
	NAVISTAR INTL CORP COM	14	471

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	NEUSTAR INC	30	834
	NEW JERSEY RES CORP	5	319
	NICE SYSTEMS LTD. - ADR	9	466
	NIMBLE STORAGE INC	48	1,326
	NORTHSTAR ASSET MANAGEMENT COR	14	323
	NORTHSTAR REALTY FINANCE	24	416
	NORTHWEST BANCSHARES INC/MD	55	694
	NOVAVAX INC	128	758
	NPS PHARMACEUTICALS INC	18	627
	NRG ENERGY INC	23	616
	OASIS PETROLEUM INC	43	708
	OCH-ZIFF CAPITAL MANAGEMENT GR	146	1,705
	OFG BANCORP	43	711
	OLD DOMINION FREIGHT LINES INC	16	1,211
	OLD DOMINION FREIGHT LINES INC	10	738
	OLD DOMINION FREIGHT LINES INC	27	2,132
	ON SEMICONDUCTOR CORP	189	1,918
	OPUS BANK	10	285
	ORBITAL SCIENCES CORP	64	1,708
	OUTFRONT MEDIA INC	5	130
	PALO ALTO NETWORKS INC	14	1,726
	PDC ENERGY INC	28	1,168
	PERKINELMER, INC	25	1,076
	PERKINELMER, INC	10	446
	PHIBRO ANIMAL HEALTH CORP	20	630
	PINNACLE WEST CAP CORP	10	714
	PLATINUM UNDERWRITERS HLDGS	8	552
	PLEXUS CORP COM	11	467
	PNM RES INC	17	505
	POLARIS INDS INC COM	13	1,988
	POLYONE CORP	20	751
	POPULAR INC	22	734
	POST HOLDINGS INC	18	762
	POTLATCH HLDGS INC	37	1,558
	PREMIER INC	53	1,791
	PRIMERICA INC	20	1,066
	PRIMORIS SERVIES CORPORATION	41	941
	PRIMORIS SERVIES CORPORATION	16	361
	PRIVATEBANCORP INC	81	2,715
	PROASSURANCE CORPORATION	50	2,271
	PROTO LABS INC	17	1,171
	PTC INC	14	502
	PUMA BIOTECHNOLOGY INC	2	379
	PUMA BIOTECHNOLOGY INC	4	727
	QLIK TECHNOLOGIES INC	54	1,668

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	QUANTA SVCS INC COM	30	858
	QUESTAR CORP	96	2,429
	RAIT FINANCIAL TRUST	46	352
	RAYMOND JAMES FINL INC	20	1,118
	REINSURANCE GROUP AMER CLASS A NEW	12	1,043
	RENAISSANCERE HOLDINGS COM	8	749
	RENT-A-CENTER INC	52	1,881
	RESTORATION HARDWARE HOLDINGS	15	1,415
	REX ENERGY CORP	116	590
	REXNORD CORP	70	1,986
	RICE ENERGY INC	12	258
	RICE ENERGY INC	21	433
	RITE AID CORP	98	735
	ROBERT HALF INTL INC	28	1,635
	ROCK-TENN CO CL A	23	1,403
	ROCKWOOD HLDGS INC	15	1,158
	ROSETTA RESOURCES INC	32	707
	ROWAN COMPANIES PLC	61	1,420
	RPM INTERNATIONAL INC	45	2,272
	RSP PERMIAN INC	56	1,405
	RSP PERMIAN INC	32	794
	RUSH ENTERPRISES INC	17	532
	RYLAND GROUP INC	18	693
	RYMAN HOSPITALITY PROPERTIES	14	730
	SALIX PHARMACEUTICALS LTD	8	897
	SALLY BEAUTY CO INC	36	1,107
	SANCHEZ ENERGY CORP	42	394
	SBA COMMUNICATIONS CORP	22	2,480
	SCANSOURCE INC COM	26	1,043
	SCORPIO TANKERS INC	110	954
	SEACOR HOLDINGS INC	11	784
	SEI INVESTMENT COMPANY	49	1,946
	SENSATA TECHNOLOGIES HOLDING	28	1,454
	SENSIENT TECHNOLOGIES CORP	15	889
	SERVICEMASTER GLOBAL HOLDINGS	41	1,098
	SERVICENOW INC	24	1,652
	SHUTTERSTOCK INC	20	1,362
	SIRONA DENTAL SYSTEMS INC	14	1,206
	SMITH A O CORP CL B	12	654
	SNAP ON INC	11	1,500
	SOLAR CAPITAL LTD	30	537
	SOLARWINDS INC	19	952
	SOLERA HOLDINGS INC	45	2,278
	SOLERA HOLDINGS INC	8	400
	SPIRIT AEROSYTSEMS HOLD-CL A	11	476

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	SPIRIT AIRLINES INC	24	1,779
	STAG INDUSTRIAL INC	46	1,132
	STAGE STORES INC	41	853
	STEELCASE INC CL A	31	558
	STERIS CORP COM	12	805
	STILLWATER MNG CO COM	21	311
	STRATASYS LTD	10	868
	SUMMIT HOTEL PROPERTIES INC	52	646
	SUNSTONE HOTEL INVS INC NEW	44	733
	SVB FINL GROUP	20	2,368
	SWIFT TRANSPORATION CO	50	1,445
	SYNERGY RESOURCES CORP	43	535
	SYNNEX CORP	4	350
	SYNOVUS FINANCIAL CORP	29	791
	TABLEAU SOFTWARE INC-CL A	15	1,310
	TASER INTL INC	62	1,643
	TAYLOR MORRISON HOME CORP	71	1,332
	TEAM HEALTH HOLDINGS INC	33	1,904
	TECH DATA CORP	9	553
	TELEFLEX INC	20	2,342
	TEMPUR SEALY INTERNATIONAL	17	933
	TEXAS CAP BANCSHARES INC	24	1,311
	TEXTRON INC	9	394
	THE CHILDREN’S PLACE INC	7	415
	TIMKEN CO	24	1,041
	TREEHOUSE FOODS INC	16	1,368
	TREX COMPANY INC	30	1,294
	TRIMBLE NAV LTD	70	1,847
	TRINET GROUP INC	37	1,170
	TRUEBLUE INC	50	1,108
	UGI CORP NEW COM	23	856
	UGI CORP NEW COM	17	643
	ULTIMATE SOFTWARE GROUP INC	19	2,716
	UNDER ARMOUR INC	18	1,197
	UNISYS CORPORATION	16	477
	UNITED NAT FOODS INC	26	1,995
	UNITED RENTAL INC COM	11	1,170
	UNITED STATIONERS INC COM	27	1,119
	UNITED THERAPEUTICS CORP DEL	9	1,191
	UNIVERSAL HEALTH SVCS INC CL B	7	758
	UTI WORLDWIDE INC	56	675
	VANTIV INC	48	1,628
	VANTIV INC	49	1,667
	VCA INC	18	873
	VCA INC	30	1,467

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	VEECO INSTRS INC DEL COM	27	954
	VERINT SYS INC	4	247
	VIPSHOP HOLDINGS LTD -ADR	48	941
	VISHAY INTERTECHNOLOGY INC	76	1,078
	VISHAY INTERTECHNOLOGY INC	49	693
	VOLCANO CORP	40	717
	W. R. GRACE & CO COM	18	1,687
	WABCO HOLDINGS INC	21	2,200
	WABTEC CORP	26	2,286
	WADDELL & REED FINANCIAL INC COM	9	444
	WAGEWORKS INC	25	1,640
	WATSCO INC CL A	15	1,648
	WATTS WATER TECHNOLOGIES INC	38	2,411
	WEBSTER FINL CORP WATERBURY CONN	29	954
	WELLCARE HEALTH PLANS, INC	7	602
	WESCO INTL INC	24	1,856
	WESTAR ENERGY INC	12	475
	WESTERN ALLIANCE BANCORPORATION	34	943
	WEX INC	20	1,998
	WGL HOLDINGS INC	12	663
	WHITE MTNS INS GROUP	1	718
	WHITEWAVE FOODS CO	29	1,004
	WHITING PETE CORP NEW	10	327
	WILEY JOHN & SONS INC	10	592
	WILLIAMS SONOMA INC	23	1,733
	WINTRUST FINL CORP	50	2,324
	WNS HOLDINGS LTD ADR	80	1,653
	WOODWARD INC.	47	2,309
	WORLD ACCEP CORP DEL	4	342
	WYNDHAM WORLDWIDE CORP	9	781
	YELP INC	20	1,075
	ZEBRA TECHNOLOGIES CORP CL A	3	194
	ZIONS BANCORP	47	1,340

	Total Small / Mid Cap Equity Fund		486,781

	The Stable Value Fund
	Fixed Income Obligations
	FFCB 0.2932% 12/06/2016	4,500	4,509
	FFCB 0% 07/15/2016	2,260	2,263
	FFCB 0% 03/04/2015	4,020	4,021
	FFCB 0.26525% 06/22/2015	14,365	14,372
	FFCB 0.2397% 10/26/2015	6,600	6,605
	FFCB 0.165% 10/01/2015	10,000	10,003
	FGOLD 15YR 4% 07/01/2025	367	392
	FGOLD 15YR 4% 07/01/2025	1,747	1,866

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	FGOLD 15YR 3.5% 09/01/2025	180	191
	FGOLD 15YR 3.5% 10/01/2025	20	22
	FGOLD 15YR 3.5% 10/01/2020	18	19
	FGOLD 15YR 5% 11/01/2017	68	71
	FGOLD 15YR 5% 06/01/2018	72	76
	FGOLD 15YR 5.5% 09/01/2018	38	41
	FGOLD 15YR 5.5% 10/01/2018	76	81
	FGOLD 15YR 4% 06/01/2024	515	548
	FGOLD 15YR 4% 06/01/2024	196	208
	FGOLD 15YR 3.5% 11/01/2025	70	74
	FGOLD 15YR 3.5% 12/01/2025	989	1,046
	FGOLD 15YR 3.5% 01/01/2021	202	216
	FGOLD 15YR 4% 03/01/2026	727	779
	FGOLD 15YR 4% 05/01/2026	4,145	4,435
	FGOLD 15YR 4% 06/01/2026	217	229
	FGOLD 15YR 3.5% 07/01/2026	341	360
	FGOLD 15YR 3.5% 07/01/2026	416	439
	FGOLD 15YR 3.5% 07/01/2026	597	631
	FGOLD 15YR 3.5% 07/01/2026	1,759	1,859
	FGOLD 15YR 3.5% 08/01/2026	971	1,010
	FGOLD 15YR 3% 11/01/2026	3,520	3,663
	FGOLD 15YR 3% 01/01/2027	1,207	1,256
	FGOLD 15YR 3% 03/01/2027	77	83
	FGOLD 15YR 4% 06/01/2025	68	73
	FGOLD 15YR 4% 10/01/2025	3,979	4,207
	FGOLD 15YR 3.5% 10/01/2025	1,343	1,396
	FGOLD 15YR 3% 11/01/2025	1,666	1,761
	FGOLD 15YR 3.5% 12/01/2025	547	578
	FGOLD 15YR 3.5% 04/01/2021	294	311
	FGOLD 15YR 3.5% 04/01/2021	1,795	1,897
	FGOLD 15YR 3.5% 06/01/2026	1,230	1,300
	FGOLD 15YR 3.5% 07/01/2026	218	230
	FGOLD 15YR 3.5% 07/01/2026	2,066	2,150
	FGOLD 15YR 3% 01/01/2027	3,610	3,756
	FGOLD 15YR 3% 03/01/2027	141	150
	FGOLD 15YR GIANT 3.5% 07/01/2021	27	28
	FGOLD 15YR GIANT 4% 10/01/2025	14	15
	FGOLD 15YR GIANT 4% 10/01/2025	209	223
	FGOLD 15YR GIANT 3% 06/01/2027	1,296	1,348
	FGOLD 15YR GIANT 3.5% 08/01/2027	2,262	2,391
	FGOLD 15YR GIANT 3.5% 09/01/2026	1,220	1,290
	FGOLD 15YR GIANT 4% 05/01/2026	984	1,050
	FGOLD 15YR GIANT 3.5% 10/01/2026	1,847	1,953
	FGOLD 15YR GIANT 3.5% 01/01/2027	1,865	1,971
	FGOLD 15YR GIANT 4% 06/01/2026	1,678	1,791

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	FGOLD 15YR GIANT 3.5% 08/01/2026	127	134
	FGOLD 15YR GIANT 3% 01/01/2027	1,460	1,520
	FGOLD 15YR TBA(REG B) 3% 1/20/2030	6,499	6,745
	FGOLD 15YR TBA(REG B) 3.5% 1/20/2030	1,475	1,557
	FHLMC 5/1 HYBRID ARM 2.423% 9/01/2037	258	281
	FHLMC 5/1 HYBRID ARM 2.178% 12/01/2036	429	460
	FHLMC 5/1 HYBRID ARM 2.157% 1/01/2037	451	479
	FHLMC 5/1 HYBRID ARM 2.285% 10/01/2037	177	189
	FHLMC 3.75% 3/27/2019	3,890	4,234
	FHLMC_3812 2.75% 9/15/2018	1,084	1,110
	FSPC_T-13 6.085% 9/25/2029	3	3
	FNMA 15YR 6% 8/01/2017	9	9
	FNMA 15YR 3.5% 12/01/2025	399	422
	FNMA 15YR 3.5% 2/01/2026	250	264
	FNMA 15YR 3.5% 2/01/2026	1,239	1,311
	FNMA 15YR 5.5% 2/01/2018	46	48
	FNMA 15YR 5.5% 7/01/2018	107	113
	FNMA 15YR 5.5% 7/01/2018	47	50
	FNMA 15YR 5% 11/01/2018	73	77
	FNMA 15YR 5% 1/01/2019	218	230
	FNMA 15YR 5% 12/01/2018	327	350
	FNMA 15YR 6% 2/01/2020	50	53
	FNMA 15YR 3.5% 10/01/2025	372	394
	FNMA 15YR 3.5% 12/01/2026	36	38
	FNMA 15YR 4.5% 3/01/2023	117	126
	FNMA 15YR 4% 1/01/2025	85	90
	FNMA 15YR 5% 3/01/2023	74	80
	FNMA 15YR 6% 4/01/2023	395	426
	FNMA 15YR 5% 4/01/2018	245	258
	FNMA 15YR 4.5% 7/01/2023	70	76
	FNMA 15YR 5% 8/01/2023	1	1
	FNMA 15YR 5.5% 8/01/2023	73	78
	FNMA 15YR 3.5% 9/01/2025	135	143
	FNMA 15YR 3.5% 10/01/2025	59	63
	FNMA 15YR 3.5% 1/01/2026	907	960
	FNMA 15YR 4% 9/01/2024	1,025	1,089
	FNMA 15YR 5% 10/01/2024	273	292
	FNMA 15YR 4.5% 1/01/2025	13	14
	FNMA 15YR 4% 4/01/2025	1,191	1,272
	FNMA 15YR 4% 5/01/2025	765	817
	FNMA 15YR 4% 9/01/2025	43	46
	FNMA 15YR 3.5% 12/01/2025	607	642
	FNMA 15YR 3.5% 11/01/2025	1,921	2,032
	FNMA 15YR 3.5% 10/01/2025	546	578
	FNMA 15YR 3.5% 11/01/2025	1,595	1,687

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	FNMA 15YR TBA(REG B) 3% 1/20/2030	1,590	1,653
	FNMA 10/1 HYBRID ARM 1.79% 11/01/2032	38	39
	FNMA 10/1 HYBRID ARM 1.79% 12/01/2032	226	241
	FNMA 10/1 HYBRID ARM 1.795% 06/01/2033	22	23
	FNMA 10/1 HYBRID ARM 1.79% 11/01/2033	200	195
	FNMA 10/1 HYBRID ARM 2.171% 12/01/2033	66	66
	FNMA 10/1 HYBRID ARM 4.413% 03/01/2034	74	78
	FNMA 10/1 HYBRID ARM 5.481% 08/01/2034	102	107
	FNMA 10/1 HYBRID ARM 5.148% 08/01/2034	458	458
	FNMA 10/1 HYBRID ARM 5.667% 07/01/2034	186	194
	FNMA 10/1 HYBRID ARM 5.088% 10/01/2034	118	124
	FNMA 15YR 5.5% 9/01/2016	-	1
	FNMA 15YR 3.5% 2/01/2026	713	757
	FNMA 15YR 3.5% 10/01/2026	1,504	1,590
	FNMA 15YR 4.5% 6/01/2026	272	294
	FNMA 15YR 3.5% 9/01/2026	2,137	2,261
	FNMA 15YR 3.5% 9/01/2026	1,171	1,239
	FNMA 15YR 3.5% 10/01/2026	2,164	2,289
	FNMA 15YR 3.5% 1/01/2027	993	1,051
	FNMA 15YR 3.5% 10/01/2026	50	53
	FNMA 15YR 4% 11/01/2026	698	748
	FNMA 15YR 3.5% 8/01/2027	664	703
	FNMA 15YR 4% 5/01/2027	33	35
	FNMA 15YR 3.5% 6/01/2027	1,575	1,666
	FNMA 15YR 4% 1/01/2029	1,125	1,194
	FNMA 15YR 4% 1/01/2029	1,125	1,194
	FNMA 15YR 4% 1/01/2029	1,125	1,194
	FNMA 15YR 4% 1/01/2029	1,125	1,194
	FNMA 15YR 3.5% 8/01/2026	616	651
	FNMA 15YR 3.5% 1/01/2027	2,141	2,264
	FNMA 15YR 3.5% 12/01/2029	3,974	4,208
	FNMA 15YR 3.5% 12/01/2029	1,060	1,123
	FNMA 15YR 4.5% 10/01/2019	247	259
	FNMA 15YR 5.5% 4/01/2021	211	230
	FNMA 15YR 5% 3/01/2023	25	27
	FNMA 15YR 4.5% 5/01/2024	537	580
	FNMA 15YR 3.5% 1/01/2026	901	953
	FNMA 15YR 3.5% 10/01/2026	1,179	1,251
	FNMA 15YR 3% 7/01/2027	646	674
	FNMA 15YR 3.5% 12/01/2025	338	358
	FNMA 5/1 HYBRID ARM 2.445% 12/01/2035	402	432
	FNMA 5/1 HYBRID ARM 1.189% 6/01/2037	482	503
	FNMA 7/1 HYBRID ARM 2.198% 1/01/2034	186	198
	FNMA 7/1 HYBRID ARM 2.055% 1/01/2036	24	26
	FNMA 7/1 HYBRID ARM 2.475% 3/01/2036	124	131

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	FNMA_03-W11 3.29117% 6/25/2033	3	3
	FNMA_04-60 5.5% 4/25/2034	268	286
	FNMA_09-37 4% 3/25/2024	785	815
	FNMA_10-87 4% 2/25/2024	274	279
	FNMA_11-15 5.5% 3/25/2026	1,187	1,277
	FNMA_11-16 3.5% 3/25/2026	293	303
	FNMA_11-55 3% 7/25/2025	2,117	2,210
	FNMA_12-31 1.75% 10/25/2022	3,796	3,823
	FNMA BENCH 1% 9/27/2017	3,260	3,253
	GNMA_10-141 1.864012% 8/16/2031	178	178
	GNMA_09-71 3.304% 04/16/2038	117	117
	GNMA_10-122 1.897% 01/16/2032	144	144
	GNMA_10-122 3.772% 01/16/2032	840	858
	GNMA_10-124 3.848% 10/16/2032	1,638	1,638
	GNMA_10-141 1.864012% 08/16/2031	1,321	1,302
	GNMA_10-16 3.214% 01/16/2040	1,283	1,294
	GNMA_10-18 3.1% 12/16/2050	1,276	1,259
	GNMA_10-49 2.87% 03/16/2051	2,626	2,609
	GNMA_11-143 3.9633% 03/16/2033	893	881
	GNMA_11-161 1.738% 01/16/2034	817	807
	GNMA_12-142 1.105% 05/16/2037	1,026	1,028
	GNMA_12-55 1.75% 08/16/2033	1,358	1,361
	GNMA_12-86 1.55817% 04/16/2040	1,084	1,067
	GNMA_13-105 1.705% 02/16/2037	788	783
	GNMA_13-12 1.41% 10/16/2042	810	812
	GNMA_13-126 1.54% 04/16/2038	1,072	1,062
	GNMA_13-138 2.15% 08/16/2035	1,819	1,773
	GNMA_13-146 2% 08/16/2040	1,700	1,686
	GNMA_13-17 1.55835% 10/16/2043	2,599	2,507
	GNMA_13-194 2.25% 05/16/2038	2,542	2,486
	GNMA_13-2 1.6% 12/16/2042	1,434	1,408
	GNMA_13-30 1.5% 05/16/2042	2,469	2,427
	GNMA_13-32 1.9% 01/16/2042	1,741	1,710
	GNMA_13-33 1.061% 07/16/2038	828	813
	GNMA_13-35 1.618% 02/16/2040	2,761	2,726
	GNMA_13-52 1.15% 06/16/2038	2,226	2,240
	GNMA_13-57 1.35% 06/16/2037	1,270	1,290
	GNMA_13-73 1.35% 01/16/2039	2,239	2,254
	FHLB 1.875% 3/08/2019	3,390	3,424
	PRIVATE EXPORT FUNDING CO 5.45% 9/15/2017	1,920	2,137
	TREASURY NOTE 2% 11/30/2020	15,925	16,064
	TREASURY NOTE 2% 1/31/2016	10,000	10,178
	TREASURY NOTE 0.875% 1/31/2017	6,250	6,268
	TREASURY NOTE 0.75% 2/28/2018	24,350	24,015
	TREASURY NOTE 0.25% 7/31/2015	3,950	3,953

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Current Value (in thousands)
	US TII .125 04/15/2018 (T 0.125% 4/15/2018	8,445	8,643

	Common/Collective Trusts
*	COLUMBIA TRUST DECL DURATION GOVT BOND FUND	9,272	93,829
*	COLUMBIA TRUST GOVERNMENT MONEY MARKET FUND	32,478	32,478
*	COLUMBIA TRUST STABLE GOVT FUND	523	14,216
*	COLUMBIA TRUST GOV MONEY MKT FUND	109,096	109,096

	Pooled separate accounts
	MET LIFE SEPARATE ACCOUNT CONTACT	654	66,618

	Total Stable Value Fund, Excluding Wrappers		600,275

	Wrapper Contracts:
	BANK OF AMERICA - #01-132, MATURES 12/31/50, 4.10%		26
	MONUMENT LIFE V - #MDS00375TR, MATURES 12/31/50, 4.08%		57
	PACIFIC LIFE - # 26755, MATURES 12/31/50, 4.00%		28
	RBC I - #10903, MATURES 12/31/50, 4.02%		49
	Total Wrapper Contracts		160

	Total Investments at Fair Value		4,669,201

	Adjustment from Fair Value to Contract Value:
	BANK OF AMERICA - #01-132, MATURES 12/31/50, 4.10%		(421)
	JP MORGAN CHASE I - #AISP01, MATURES 12/31/50, 4.24%		(123)
	MET LIFE - #28972, MATURES 12/31/50, 3.98%		(480)
	MET LIFE (SA)- #32745		(467)
	MONUMENT LIFE II - #MDA00633TR, MATURES 12/31/50, 4.11%		(183)
	MONUMENT LIFE V - #MDS00375TR, MATURES 12/31/50, 4.08%		(644)
	PACIFIC LIFE - # 26755, MATURES 12/31/50, 4.00%		(421)
	RBC I - #10903, MATURES 12/31/50, 4.02%		(1,771)

	Total Adjustments		(4,510)

	Total Investments		4,664,691

	Loans to Participants
*	Various Loans - 3.25% through 9.50% due through October 2044		85,599

	Loans to Participants Total		85,599

*	Indicates party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN EXPRESS RETIREMENT
SAVINGS PLAN

Date: June 26, 2015	By	/s/ Rita Pang
Rita Pang
Employee Benefits Administration
Committee

EXHIBIT INDEX

Exhibit Number	Description	How Filed

23.1	Consent of Independent Registered Public Accounting Firm – PricewaterhouseCoopers LLP	Electronically filed herewith

E-1